ReliaStar Life Insurance Company
and its
Separate Account N

ING ENCORE/ING ENCORE FLEX

Supplement dated September 13, 2012 to the Contract Prospectus, dated April 30, 2012, as amended

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The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

Effective **October 1, 2012,** the flexible premium series of the contracts will no longer be available for purchase.

Previously, on March 29, 2010, the transfer premium series of the contracts was closed to new sales. Consequently, on and after October 1, 2012, no new contracts as described in the prospectus may be purchased. This will have no impact on our obligations and guarantees under existing contracts. Existing contracts may continue to accept additional purchase payments subject to the terms, conditions and limitations of the contract.